SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                     Superior National Insurance Group, Inc.
                                (Name of Issuer)

                     Common Stock (par value $.01 per share)
                         (Title of Class of Securities)

                                    868224106
                                 (CUSIP Number)

                        Insurance Partners Advisors, L.P.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005
                        Attention: Mr. Bradley E. Cooper
                             Tel. No. (212) 898-8700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                   May 5, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 2 of 24 Pages
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO  --  Contributions from Partners

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              -0-
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                1,375,547 (1)(2)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             -0-

                      10     SHARED DISPOSITIVE POWER

                             1,375,547 (1)(2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,375,547 (1)(2)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       23.4%

14     TYPE OF REPORTING PERSON

       PN

(1) With respect to 16,017 shares of Common Stock, solely in its capacity as managing general partner of IP/MCLP General Partnership IV.

(2) See Item 5 herein with respect to the shares of Common Stock issuable upon the exercise of the IP Delaware Common Stock Purchase Warrant (as defined herein).

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 3 of 24 Pages
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance GenPar, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              -0-
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                1,375,547 (1)(2)(3)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             -0-

                      10     SHARED DISPOSITIVE POWER

                             1,375,547 (1)(2)(3)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,375,547 (1)(2)(3)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       23.4%

14     TYPE OF REPORTING PERSON

       PN

(1) Solely in its capacity as sole general partner of Insurance Partners, L.P.

(2) With respect to 16,017 shares of Common Stock, solely in Insurance Partners, L.P.'s capacity as managing general partner of IP/MCLP General Partnership IV.

(3) See Item 5 herein with respect to the shares of Common Stock issuable to Insurance Partners, L.P. upon the exercise of the IP Delaware Common Stock Purchase Warrant.

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 4 of 24 Pages
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance GenPar MGP, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              -0-
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                1,375,547 (1)(2)(3)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             -0-

                      10     SHARED DISPOSITIVE POWER

                             1,375,547 (1)(2)(3)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,375,547 (1)(2)(3)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       23.4%

14     TYPE OF REPORTING PERSON

       PN

(1) Solely in its capacity as sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P.

(2) With respect to 16,017 shares of Common Stock, solely in Insurance Partners, L.P.'s capacity as managing general partner of IP/MCLP General Partnership IV.

(3) See Item 5 herein with respect to the shares of Common Stock issuable to Insurance Partners, L.P. upon the exercise of the IP Delaware Common Stock Purchase Warrant.

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 5 of 24 Pages
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance GenPar MGP, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              -0-
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                1,375,547 (1)(2)(3)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             -0-

                      10     SHARED DISPOSITIVE POWER

                             1,375,547 (1)(2)(3)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,375,547 (1)(2)(3)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       23.4%

14     TYPE OF REPORTING PERSON

       CO

(1) Solely in its capacity as sole general partner of Insurance GenPar MGP, L.P., which is the sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P.

(2) With respect to 16,017 shares of Common Stock, solely in Insurance Partners, L.P.'s capacity as managing general partner of IP/MCLP General Partnership IV.

(3) See Item 5 herein with respect to the shares of Common Stock issuable to Insurance Partners, L.P. upon the exercise of the IP Delaware Common Stock Purchase Warrant.

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 6 of 24 Pages
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance Partners Offshore (Bermuda), L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO  --  Contributions from Partners

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda

                      7      SOLE VOTING POWER

      NUMBER OF              -0-
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                765,304 (1)(2)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             -0-

                      10     SHARED DISPOSITIVE POWER

                             765,304 (1)(2)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       765,304 (1)(2)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13%

14     TYPE OF REPORTING PERSON

       PN

(1) With respect to 16,017 shares of Common Stock, solely in its capacity as managing general partner of IP/MCLP General Partnership IV.

(2) See Item 5 herein with respect to the shares of Common Stock issuable upon the exercise of the IP Bermuda Common Stock Purchase Warrant (as defined herein).

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 7 of 24 Pages
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance GenPar (Bermuda), L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda

                      7      SOLE VOTING POWER

      NUMBER OF              -0-
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                765,304 (1)(2)(3)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             -0-

                      10     SHARED DISPOSITIVE POWER

                             765,304 (1)(2)(3)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       765,304 (1)(2)(3)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13%

14     TYPE OF REPORTING PERSON

       PN

(1) Solely in its capacity as sole general partner of Insurance Partners Offshore (Bermuda), L.P.

(2) With respect to 16,017 shares of Common Stock, solely in Insurance Partners Offshore (Bermuda), L.P.'s capacity as managing general partner of IP/MCLP General Partnership IV.

(3) See Item 5 herein with respect to the shares of Common Stock issuable to Insurance Partners Offshore (Bermuda), L.P. upon the exercise of the IP Bermuda Common Stock Purchase Warrant.

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 8 of 24 Pages
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance GenPar (Bermuda) MGP, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda

                      7      SOLE VOTING POWER

      NUMBER OF              -0-
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                765,304 (1)(2)(3)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             -0-

                      10     SHARED DISPOSITIVE POWER

                             765,304 (1)(2)(3)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       765,304 (1)(2)(3)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13%

14     TYPE OF REPORTING PERSON

       PN

(1) Solely in its capacity as sole general partner of Insurance GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P.

(2) With respect to 16,017 shares of Common Stock, solely in Insurance Partners Offshore (Bermuda), L.P.'s capacity as managing general partner of IP/MCLP General Partnership IV.

(3) See Item 5 herein with respect to the shares of Common Stock issuable to Insurance Partners Offshore (Bermuda), L.P. upon the exercise of the IP Bermuda Common Stock Purchase Warrant.

                                  SCHEDULE 13D

CUSIP No. 868224106                                           Page 9 of 24 Pages
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Insurance GenPar (Bermuda) MGP, Ltd.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       Not Applicable

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda

                      7      SOLE VOTING POWER

      NUMBER OF              -0-
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                765,304 (1)(2)(3)
        WITH
                      9      SOLE DISPOSITIVE POWER

                             -0-

                      10     SHARED DISPOSITIVE POWER

                             765,304 (1)(2)(3)

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       765,304 (1)(2)(3)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13%

14     TYPE OF REPORTING PERSON

       CO

(1) Solely in its capacity as sole general partner of Insurance GenPar (Bermuda) MGP, L.P., which is the sole general partner of Insurance GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P.

(2) With respect to 16,017 shares of Common Stock, solely in Insurance Partners Offshore (Bermuda), L.P.'s capacity as managing general partner of IP/MCLP General Partnership IV.

(3) See Item 5 herein with respect to the shares of Common Stock issuable to Insurance Partners Offshore (Bermuda), L.P. upon the exercise of the IP Bermuda Common Stock Purchase Warrant.

                                  SCHEDULE 13D

CUSIP No. 868224106                                          Page 10 of 24 Pages
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       IP/MCLP General Partnership IV

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO  --  Contributions from Partners

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                      7      SOLE VOTING POWER

      NUMBER OF              -0-
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                16,017
        WITH
                      9      SOLE DISPOSITIVE POWER

                             -0-

                      10     SHARED DISPOSITIVE POWER

                             16,017

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,017

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

       Not Applicable

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .3%

14     TYPE OF REPORTING PERSON

       PN

CUSIP NO. 868224106                                          Page 11 of 24 Pages


         This Amendment No. 2 with respect to the Schedule 13D filed on April 21, 1997 and amended on January 9, 1998 (the "Statement"), relating to the common stock, par value $.01 per share (the "Common Stock"), issued by Superior National Insurance Group, Inc., a Delaware corporation (the "Company"), hereby amends the Statement in the following respects only. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Statement.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended by inserting the following two paragraphs immediately prior to the last paragraph thereof:

         IP Delaware and IP Bermuda entered into a Stock Purchase Agreement, dated as of May 5, 1998 (the "1998 Stock Purchase Agreement"), among the Company, IP Delaware, IP Bermuda and Capital Z Partners, Ltd., a Bermuda corporation, pursuant to which, subject to the terms and conditions contained therein, (i) IP Delaware agreed to acquire the number of shares of Common Stock (up to a maximum of 3,737,504 shares of Common Stock) equal to the sum of (a) 1,756,627 shares of Common Stock plus (b) the number of shares of Common Stock equal to the product of (x) the total number of shares of Common Stock which are not subscribed for in a "rights offering" of Common Stock to stockholders of the Company that the Company has agreed to effect prior to the closing under the 1998 Stock Purchase Agreement pursuant to the terms of the 1998 Stock Purchase Agreement (the "Rights Offering") and (y) 31.3016% and (ii) IP Bermuda agreed to acquire the number of shares of Common Stock (up to a maximum of 1,516,227 shares of Common Stock) equal to the sum of (a) 712,627 shares of Common Stock plus (b) the number of shares of Common Stock equal to the product of (x) the total number of shares of Common Stock which are not subscribed for in the Rights Offering and (y) 12.6984%. The 1998 Stock Purchase Agreement is attached hereto as Exhibit 4 and is hereby incorporated by reference.

         In addition, pursuant to the terms of the 1998 Stock Purchase Agreement, the Company has agreed to pay a commitment fee (the "Commitment Fee") to IP Delaware and IP Bermuda for agreeing to purchase the shares of Common Stock referred to in the immediately preceding paragraph. The Commitment Fee will be paid as follows: (i) IP Delaware will receive a Common Stock Purchase Warrant (the "IP Delaware Common Stock Purchase Warrant") with respect to 229,754 shares of Common Stock (subject to adjustment as provided for therein) and (ii) IP Bermuda will receive a Common Stock Purchase Warrant (the "IP Bermuda Common Stock Purchase Warrant" and, together with the IP Delaware Common Stock Purchase Warrant, the "IP Common Stock Purchase Warrant") with respect to 93,206 shares of Common Stock (subject to adjustment as provided for therein). The Commitment Fee is deemed to be earned and payable to each of IP Delaware and IP Bermuda as of the date of the signing of the 1998 Stock Purchase Agreement, which was May 5, 1998. However, pursuant to the terms of the 1998 Stock Purchase Agreement, the IP Common Stock Purchase Warrants will not be issued until the earlier of the date of the closing under the 1998 Stock Purchase Agreement and the date on which the 1998 Stock Purchase Agreement is terminated in accordance with its terms. The closing under the 1998 Stock Purchase Agreement is not expected to occur until the third or

CUSIP NO. 868224106                                          Page 12 of 24 Pages


fourth quarter of 1998. The form of Common Stock Purchase Warrant which will be issued to IP Delaware and IP Bermuda is attached as Exhibit 5 hereto and is hereby incorporated by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5, paragraphs (a), (b) and (c) are hereby amended by the deletion thereof in their entirety and the substitution therefore of the following:

         To the best of the Reporting Persons' knowledge based on the information contained in the 1998 Stock Purchase Agreement, the aggregate number of shares of Common Stock of the Company outstanding as of May 5, 1998 was 5,874,584 shares.

         As of the close of business on May 5, 1998:

         (a)

         IP DELAWARE

         IP Delaware may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,375,547 shares of Common Stock, which constitutes approximately 23.4% of the 5,874,584 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(l)(i) of the Exchange Act. Of such shares, 1,359,530 shares are owned directly by IP Delaware and 16,017 shares are owned directly by IPMCLP, for which IP Delaware acts as a managing general partner.

         INSURANCE GENPAR

         In its capacity as the sole general partner of IP Delaware, Insurance GenPar may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,375,547 shares of Common Stock, which constitutes approximately 23.4% of the 5,874,584 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 1,359,530 shares are owned directly by IP Delaware and 16,017 shares are owned directly by IPMCLP, for which IP Delaware acts as a managing general partner.

         IMGPLP

         In its capacity as the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, IMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,375,547 shares of Common Stock, which constitutes approximately 23.4% of the 5,874,584 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 1,359,530 shares are owned directly by IP Delaware and 16,017 shares are owned directly by IPMCLP, for which IP Delaware acts as a managing general partner.

CUSIP NO. 868224106                                          Page 13 of 24 Pages

         IMGPI

         In its capacity as the sole general partner of IMGPLP, which is the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, IMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,375,547 shares of the Stock, which constitutes approximately 23.4% of the 5,874,584 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 1,359,530 shares are owned directly by IP Delaware and 16,017 shares are owned directly by IPMCLP, for which IP Delaware acts as a managing general partner.

         IP BERMUDA

         IP Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 765,304 shares of Common Stock, which constitutes approximately 13% of the 5,874,584 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 749,287 shares are owned directly by IP Bermuda and 16,017 shares are owned directly by IPMCLP, for which IP Bermuda acts as a managing general partner.

         INSURANCE GENPAR BERMUDA

         In its capacity as the sole general partner of IP Bermuda, Insurance GenPar Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 765,304 shares of Common Stock, which constitutes approximately 13% of the 5,874,584 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 749,287 shares are owned directly by IP Bermuda and 16,017 shares are owned directly by IPMCLP, for which IP Bermuda acts as a managing general partner.

         IBMGPLP

         In its capacity as the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, IBMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 765,304 shares of Common Stock, which constitutes approximately 13% of the 5,874,584 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 749,287 shares are owned directly by IP Bermuda and 16,017 shares are owned directly by IPMCLP, for which IP Bermuda acts as a managing general partner.

         IBMGPI

         In its capacity as the sole general partner of IBMGPLP, which is the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, IBMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be

CUSIP NO. 868224106                                          Page 14 of 24 Pages


deemed to be the beneficial owner of 765,304 shares of Common Stock, which constitutes approximately 13% of the 5,874,584 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 749,287 shares are owned directly by IP Bermuda and 16,017 shares are owned directly by IPMCLP, for which IP Bermuda acts as a managing general partner.

         IPMCLP

         IPMCLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 16,017 shares of Common Stock, which constitutes approximately .3% of the 5,874,584 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act. Of such shares, 749,287 shares are owned directly by IP Bermuda and 16,017 shares are owned directly by IPMCLP, for which IP Bermuda acts as a managing general partner.

         IP Delaware, IP Bermuda and MCLP I Limited Partnership, a Massachusetts limited partnership ("MCLP"), entered into a general partnership agreement (the ("Partnership Agreement"), dated as of January 9, 1998, but effective as of April 11, 1997. Pursuant to the Partnership Agreement, IP Delaware, IP Bermuda and MCLP contributed in the aggregate 16,017 shares of Common Stock as an initial capital contribution to IPMCLP. The terms of the Partnership Agreement provide that IP Delaware and IP Bermuda are each vested as managing general partners of IPMCLP, with sole and exclusive responsibility and authority for the management, conduct and operation of IPMCLP's business, including all authority to vote and dispose of the 16,017 shares of Common Stock held by IPMCLP.

         IP COMMON STOCK PURCHASE WARRANTS

         Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, IP Delaware, Insurance GenPar, IMGPLP, IMGPI, IP Bermuda, Insurance GenPar Bermuda, IBMGPLP and IBMGPI are not reporting beneficial ownership of the shares of Common Stock which would be issuable upon the exercise of the IP Common Stock Purchase Warrants as the IP Common Stock Purchase Warrants can not be deemed to be exercisable within 60 days since they have not been issued and, pursuant to the terms of the 1998 Stock Purchase Agreement, will not be issued until the earlier of the date on which the 1998 Stock Purchase Agreement is terminated in accordance with its terms and the date of the closing under the 1998 Stock Purchase Agreement, which is not expected to occur until the third or fourth quarter of 1998.

         (b)

         IP DELAWARE

                  1.       Sole power to vote or to direct
                           the vote                                         -0-

                  2.       Shared power to vote or to direct
                           the vote                                   1,375,547

CUSIP NO. 868224106                                          Page 15 of 24 Pages


                  3.       Sole power to dispose or to direct
                           the disposition                                  -0-

                  4.       Shared power to dispose of or to
                           direct the disposition                     1,375,547

         INSURANCE GENPAR

                  1.       Sole power to vote or to direct
                           the vote                                         -0-

                  2.       Shared power to vote or to direct
                           the vote                                   1,375,547

                  3.       Sole power to dispose or to direct
                           the disposition                                  -0-

                  4.       Shared power to dispose of or to
                           direct the disposition                     1,375,547

         IMGPLP

                  1.       Sole power to vote or to direct
                           the vote                                         -0-

                  2.       Shared power to vote or to direct
                           the vote                                   1,375,547

                  3.       Sole power to dispose or to direct
                           the disposition                                  -0-

                  4.       Shared power to dispose of or to
                           direct the disposition                     1,375,547

         IMGPI

                  1.       Sole power to vote or to direct
                           the vote                                         -0-

                  2.       Shared power to vote or to direct
                           the vote                                   1,375,547

                  3.       Sole power to dispose or to direct
                           the disposition                                  -0-

                  4.       Shared power to dispose of or to
                           direct the disposition                     1,375,547

CUSIP NO. 868224106                                          Page 16 of 24 Pages


         IP BERMUDA

                  1.       Sole power to vote or to direct
                           the vote                                        -0-

                  2.       Shared power to vote or to direct
                           the vote                                    765,304

                  3.       Sole power to dispose or to direct
                           the disposition                                 -0-

                  4.       Shared power to dispose of or to
                           direct the disposition                      765,304

         INSURANCE GENPAR BERMUDA

                  1.       Sole power to vote or to direct
                           the vote                                        -0-

                  2.       Shared power to vote or to direct
                           the vote                                    765,304

                  3.       Sole power to dispose or to direct
                           the disposition                                 -0-

                  4.       Shared power to dispose of or to
                           direct the disposition                      765,304

         IBMGPLP

                  1.       Sole power to vote or to direct
                           the vote                                        -0-

                  2.       Shared power to vote or to direct
                           the vote                                    765,304

                  3.       Sole power to dispose or to direct
                           the disposition                                 -0-

                  4.       Shared power to dispose of or to
                           direct the disposition                      765,304

         IBMGPI

                  1.       Sole power to vote or to direct
                           the vote                                        -0-

                  2.       Shared power to vote or to direct
                           the vote                                    765,304

CUSIP NO. 868224106                                          Page 17 of 24 Pages


                  3.       Sole power to dispose or to direct
                           the disposition                                 -0-

                  4.       Shared power to dispose of or to
                           direct the disposition                      765,304

         IPMCLP

                  1.       Sole power to vote or to direct
                           the vote                                        -0-

                  2.       Shared power to vote or to direct
                           the vote                                     16,017

                  3.       Sole power to dispose or to direct
                           the disposition                                 -0-

                  4.       Shared power to dispose of or to
                           direct the disposition                       16,017


         (c) Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

         Item 6 is hereby amended by the insertion of the following after the last paragraph thereof:

         IP Delaware and IP Bermuda have entered into the 1998 Stock Purchase Agreement for the purpose of, among other things, providing the Company with sufficient funds to meet its obligations under the Purchase Agreement, dated May 5, 1998 (the "FHC Purchase Agreement"), between the Company and Foundation Health Corporation, a Delaware Corporation ("FHC"), pursuant to which, among other things, the Company has agreed to purchase certain of FHC's assets.

         At the request of FHC, which wishes to ensure the approval by the stockholders of the Company of certain matters relating to the 1998 Stock Purchase Agreement and the FHC Purchase Agreement, IP Delaware has entered into a Voting Agreement, dated as of May 5, 1998 (the "IP Delaware Voting Agreement"), between IP Delaware and FHC, and IP Bermuda has entered into a Voting Agreement, dated as of May 5, 1998 (the "IP Bermuda Voting Agreement" and, together with the IP Delaware Voting Agreement, the "Voting Agreements"), between IP Bermuda and FHC. Pursuant to the Voting Agreements, IP Delaware and IP Bermuda have agreed, at any meeting of the stockholders of the Company relating to the transactions contemplated by the 1998 Stock Purchase Agreement and the FHC Purchase Agreement, (a) to appear, or cause the holder of record on the applicable record date

CUSIP NO. 868224106                                          Page 18 of 24 Pages


(the "Record Holder") to appear, for the purpose of obtaining a quorum; (b) to vote, or cause the Record Holder to vote, in person or by proxy, all of the shares of Common Stock owned or with respect to which IP Delaware or IP Bermuda, as the case may be, has or shares voting power and shares of Common Stock which shall, or with respect to which voting power shall, after the date of the Voting Agreements, be acquired by IP Delaware or IP Bermuda in favor of (i) the issuance of shares of Common Stock pursuant to the 1998 Stock Purchase Agreement (and the related agreements referred to therein), (ii) the transactions contemplated by (x) the 1998 Stock Purchase Agreement and (y) the offering of debt securities of the Company which the Company has agreed to effect prior to the closing under the 1998 Stock Purchase Agreement pursuant to the terms of the 1998 Stock Purchase Agreement for the financing of the transactions contemplated by the FHC Purchase Agreement and (iii) any amendment to the certificate of incorporation of the Company necessary to complete the transactions contemplated by the 1998 Stock Purchase Agreement; and (c) vote, or cause the Record Holder to vote, such shares against: (i) any extraordinary corporate transaction (other than the transactions contemplated by the FHC Purchase Agreement), such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries and (ii) any sale or transfer of a material amount of the assets of the Company or any of its subsidiaries if the transactions described in clauses (i) or (ii) would adversely effect the Company's ability to complete the transactions contemplated under the FHC Purchase Agreement. In connection with the execution of the Voting Agreements, IP Delaware and IP Bermuda each granted B. Curtis Westen and Michael
E. Jansen an irrevocable proxy with respect to the matters contained in this paragraph. The IP Delaware Voting Agreement (including the irrevocable proxy granted in connection therewith) and the IP Bermuda Voting Agreement (including the irrevocable proxy granted in connection therewith) are attached as Exhibits 6 and 7, respectively, and are hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is amended by the addition thereto of the following:


Exhibit 4 Stock Purchase Agreement, dated as of May 5, 1998, among Superior National Group, Inc., Insurance
                  Partners, L.P., Insurance Partners Offshore
                  (Bermuda), L.P. and Capital Z Partners, Ltd.
Exhibit 5         Form of Common Stock Purchase Warrant
Exhibit 6 Voting Agreement, dated as of May 5, 1998, between Insurance Partners, L.P. and Foundation Health
                  Corporation (including the Irrevocable Proxy attached as Exhibit A thereto)

CUSIP NO. 868224106                                          Page 19 of 24 Pages


Exhibit 7 Voting Agreement, dated as of May 5, 1998, between Insurance Partners Offshore (Bermuda), L.P. and Foundation Health Corporation (including the Irrevocable Proxy attached as Exhibit A thereto)

CUSIP NO. 868224106                                          Page 20 of 24 Pages


                                    Signature

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: May 29, 1998

                           INSURANCE PARTNERS, L.P., a Delaware limited partnership

                           By: Insurance GenPar, L.P., a Delaware limited
                               partnership, its General Partner

                           By: Insurance GenPar MGP, L.P., a Delaware limited
                               partnership, its General Partner

                           By: Insurance GenPar MGP, Inc., a Delaware
                               corporation, its General Partner


                           By: /s/ Robert A. Spass
                           -----------------------
                           Name:  Robert A. Spass
                           Title: President


                           INSURANCE GENPAR, L.P., a Delaware limited partnership

                           By: Insurance GenPar MGP, L.P., a Delaware limited
                               partnership, its General Partner

                           By: Insurance GenPar MGP, Inc., a Delaware
                               corporation, its General Partner


                           By: /s/ Robert A. Spass
                           -----------------------
                           Name:  Robert A. Spass
                           Title: President

CUSIP NO. 868224106                                          Page 21 of 24 Pages


                           INSURANCE GENPAR MGP, L.P., a Delaware limited
                               partnership

                           By: Insurance GenPar MGP, Inc., a Delaware
                               corporation, its General Partner


                           By: /s/ Robert A. Spass
                           -----------------------
                           Name:  Robert A. Spass
                           Title: President


                           INSURANCE GENPAR MGP, INC.,
                               a Delaware corporation


                           By: /s/ Robert A. Spass
                           -----------------------
                           Name:  Robert A. Spass
                           Title: President


                           INSURANCE PARTNERS OFFSHORE (BERMUDA),
                           L.P., a Bermuda limited partnership

                           By: Insurance GenPar (Bermuda), L.P., a Bermuda
                               limited partnership, its General Partner

                           By: Insurance GenPar (Bermuda) MGP, L.P., a
                               Bermuda limited partnership, its General Partner

                           By: Insurance GenPar (Bermuda) MGP, Ltd., a
                               Bermuda corporation, its General Partner


                           By: /s/ Robert A. Spass
                           -----------------------
                           Name:  Robert A. Spass
                           Title: President

CUSIP NO. 868224106                                          Page 22 of 24 Pages


                           INSURANCE GENPAR (BERMUDA), L.P., a Bermuda limited partnership

                           By: Insurance GenPar (Bermuda) MGP, L.P., a
                               Bermuda limited partnership, its General Partner

                           By: Insurance GenPar (Bermuda) MGP, Ltd., a
                               Bermuda corporation, its General Partner


                           By: /s/ Robert A. Spass
                           -----------------------
                           Name:  Robert A. Spass
                           Title: President


                           INSURANCE GENPAR (BERMUDA) MGP, L.P., a
                           Bermuda corporation

                           By: Insurance GenPar (Bermuda) MGP, Ltd., a
                               Bermuda corporation, its General Partner


                           By: /s/ Robert A. Spass
                           -----------------------
                           Name:  Robert A. Spass
                           Title: President


                           INSURANCE GENPAR (BERMUDA) MGP, LTD.,  a
                           Bermuda corporation


                           By: /s/ Robert A. Spass
                           -----------------------
                           Name:  Robert A. Spass
                           Title: President

CUSIP NO. 868224106                                          Page 23 of 24 Pages


                           IP/MCLP GENERAL PARTNERSHIP IV, a New York general partnership


                           By: Insurance Partners, L.P., a Delaware limited
                               partnership, its Managing General Partner

                           By: Insurance GenPar, L.P., a Delaware limited
                               partnership, its General Partner

                           By: Insurance GenPar MGP, L.P., a Delaware limited
                               partnership, its General Partner

                           By: Insurance GenPar MGP, Inc., a Delaware
                               corporation, its General Partner


                           By: /s/ Robert A. Spass
                           -----------------------
                           Name:  Robert A. Spass
                           Title: President

CUSIP NO. 868224106                                          Page 24 of 24 Pages


                                  EXHIBIT INDEX


                                                               Page on which
   Number          Document                                    Exhibit appears
   ------          --------                                    ---------------

     4             Stock Purchase Agreement, dated
                   as of May 5, 1998, among
                   Superior National Group, Inc.,
                   Insurance Partners, L.P.,
                   Insurance Partners Offshore
                   (Bermuda), L.P. and Capital Z
                   Partners, Ltd.

     5             Form of Common Stock Purchase
                   Warrant

     6             Voting Agreement, dated as of
                   May 5, 1998, between Insurance
                   Partners, L.P. and Foundation
                   Health Corporation (including the
                   Irrevocable Proxy attached as
                   Exhibit A thereto)

     7             Voting Agreement, dated as of
                   May 5, 1998, between Insurance
                   Partners Offshore (Bermuda),
                   L.P. and Foundation Health
                   Corporation (including the
                   Irrevocable Proxy attached as
                   Exhibit A thereto)